February 24, 2015

Ms Cecilia Blye
Chief Office of Global Security Risk
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C.
 20549


Sasol Limited Annual Report on Form 20-F for the Fiscal
Year Ended June 30, 2014 Filed September 29, 2014
File No. 1-31615

Comment Letter dated February 23, 2015

Dear Sirs,

We acknowledge receipt of your letter of comment dated
February 23, 2015 with respect to Sasol Limited's Form 20-F for the year ended June 30, 2014 filed on September 29, 2014 on File No. 1-31615.

We estimate that we will be in position to respond to your questions by no later than March 31, 2015.

Yours faithfully



/s/ Mr P Victor
Acting Chief Financial Officer








Sasol Limited   1979/003231/06
1 Sturdee Avenue Rosebank 2196   PO Box 5486 Johannesburg
2000   South Africa Telephone +27 (0)11 441 3111
Facsimile +27 (0)11 788 5092   www.sasol.com

Directors:  MSV Gantsho (Chairman)
DE Constable (President & Chief Executive Officer) (Canadian)
C Beggs HG Dijkgraaf (Dutch) VN Fakude (Executive) NNA Matyumza IN Mkhize ZM Mkhize MJN Njeke PJ Robertson (British and American) JE Schrempp (German) P Victor (Executive) S Westwell (British)

Company Secretary: VD Kahla